Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company nor is it a solicitation of any vote or approval in any jurisdiction. This announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

ANNOUNCEMENT

PURSUANT TO RULE 10 OF THE TAKEOVERS CODE

References are made to (1) the announcement dated May 15, 2025 jointly issued by the Offeror and the Company in relation to, among other things, the Proposal and the Scheme (the “Rule 3.5 Announcement”), (2) the announcement dated May 16, 2025 issued by the Company in relation to the appointment of the Independent Financial Adviser, (3) the announcement dated June 5, 2025 in relation to the delay in despatch of scheme document, (4) the announcement dated June 24, 2025 in relation to the additional non-binding letter of support, (5) the announcement dated July 9, 2025 in relation to satisfaction of the Pre-Condition and (6) the announcement dated July 20, 2025 in relation to the filing of a Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”). Unless otherwise defined, capitalized terms used in this announcement have the same meanings as those defined in the Rule 3.5 Announcement.

IMPLICATIONS UNDER RULE 10 OF THE TAKEOVERS CODE

Pursuant to Rule 10 of the Takeovers Code, each of the following information in the initial draft of the Scheme Document which is included as an exhibit to the Schedule 13E-3 constitutes a profit forecast and would need to be reported on by each of the financial adviser(s) and auditor(s) of the Company in accordance with Note 1(c) of the Notes to Rule 10.1 and Rule 10.2 of the Takeovers Code:

i.	the Group’s unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non- controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the three months ended March 31, 2025 (the “2025 Q1 Estimate”);

ii.	the Group’s unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non- controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the three months ended March 31, 2024 (the “2024 Q1 Estimate”); and

iii.	the Group’s unaudited gross profit from continuing operations for 5M2025 and 5M2024, profit from discontinued operations attributable to owners of the Company for 5M2024, loss attributable to owners of the Company for 5M2025 and profit attributable to owners of the Company for 5M2024 (the “May 31 Estimate”).

For further details of the 2025 Q1 Estimate, 2024 Q1 Estimate and May 31 Estimate, please refer to Appendix I of the initial draft of the Scheme Document as exhibited to the Schedule 13E-3.

Each of the 2025 Q1 Estimate, 2024 Q1 Estimate and May 31 Estimate has been reported on by PricewaterhouseCoopers (the “PwC”), the auditor of the Company, and Gram Capital Limited, the independent financial adviser to the independent board committee of Company, in accordance with the requirements under Rule 10 of the Takeovers Code. The respective letters issued by PwC and Gram Capital Limited with respect to the 2025 Q1 Estimate, 2024 Q1 Estimate and May 31 Estimate are set out in Appendix I and Appendix II to this announcement.

The Board has reassessed the 2025 Q1 Estimate and considered that the 2025 Q1 Estimate remains valid as of the date of this announcement. PwC and Gram Capital Limited who reported on the 2025 Q1 Estimate have indicated that they have no objection to their reports continuing to apply.

Warning: Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders, ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, July 20, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

Appendix I

The following is the text of the letters received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this announcement.

The Board of Directors

OneConnect Financial Technology Co., Ltd.

28 May 2025

Dear Sirs,

OneConnect Financial Technology Co., Ltd. (the “Company”)

Estimate for Period Ended 31 March 2025

We refer to the estimate of the unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non-controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the period ended 31 March 2025 (the “Estimate”) set forth in the announcement of the Company dated 28 May 2025 (the “Announcement”).

Directors’ Responsibilities

The Estimate has been prepared by the directors of the Company based on the unaudited condensed consolidated results as shown on the unaudited condensed consolidated management accounts of the Company and its subsidiaries (collectively referred to as the “Group”) for the three months ended 31 March 2025.

The Company’s directors are solely responsible for the Estimate.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Management (HKSQM) 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibilities

Our responsibility is to express an opinion on the accounting policies and calculations of the Estimate based on our procedures.

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 500, Reporting on Profit Forecasts, Statements of Sufficiency of Working Capital and Statements of Indebtedness and with reference to Hong Kong Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. Those standards require that we plan and perform our work to obtain reasonable assurance as to whether, so far as the accounting policies and calculations are concerned, the Company’s directors have properly compiled the Estimate in accordance with the bases adopted by the directors and as to whether the Estimate is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the directors as set out in the section headed “Basis of Preparation” of the Announcement and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2024.

Yours faithfully,

PricewaterhouseCoopers

Certified Public Accountants Hong Kong

The Board of Directors

OneConnect Financial Technology Co., Ltd.

18 July 2025

Dear Sirs,

OneConnect Financial Technology Co., Ltd. (the “Company”)

Estimate for the five months ended 31 May 2025, the five months ended 31 May 2024 and the three months ended 31 March 2024

We refer to the estimate of the unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non-controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the three months ended 31 March 2024 (the “3M2024”), unaudited gross profit from continuing operations for 5 months ended 31 May 2025 (the “5M2025”) and 5 months ended 31 May 2024 (the “5M2024”), profit from discontinued operations attributable to owners of the Company for 5M2024, loss attributable to owners of the Company for 5M2025 and profit attributable to owners of the Company for 5M2024 (the “Estimate”) set forth in the section headed “Appendix I FINANCIAL INFORMATION OF THE GROUP” in the initial draft of the Scheme Document as exhibited to the Schedule 13E-3 dated 18 July 2025. (the “Draft Scheme Document”).

Directors’ Responsibilities

The Estimate has been prepared by the directors of the Company based on the unaudited condensed consolidated results as shown on the unaudited condensed consolidated management accounts of the Company and its subsidiaries (collectively referred to as the “Group”) for the five months ended 31 May 2025, the five months ended 31 May 2024 and the three months ended 31 March 2024.

The Company’s directors are solely responsible for the Estimate.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Management (HKSQM) 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements , issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibilities

Our responsibility is to express an opinion on the accounting policies and calculations of the Estimate based on our procedures.

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 500, Reporting on Profit Forecasts, Statements of Sufficiency of Working Capital and Statements of Indebtedness, and with reference to Hong Kong Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information, issued by the HKICPA. Those standards require that we plan and perform our work to obtain reasonable assurance as to whether, so far as the accounting policies and calculations are concerned, the Company’s directors have properly compiled the Estimate in accordance with the bases adopted by the directors and as to whether the Estimate is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the directors as set out in section headed “Appendix I FINANCIAL INFORMATION OF THE GROUP” of the Draft Scheme Document and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2024.

Yours faithfully,

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

Appendix II

The following is the text of the letters received from Gram Capital, the Independent Financial Adviser, for the purpose of incorporation in this announcement.

28 May 2025

The Board of Directors

OneConnect Financial Technology Co., Ltd.

21/24F, Ping An Finance Center

No. 5033 Yitian Road

Futian District, Shenzhen

Guangdong, PRC

Dear Sirs,

Reference is made to the announcement of the unaudited financial results for the first quarter ended 31 March 2025 dated 28 May 2025 (the “1Q Results Announcement”) issued by OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries, the “Group”). Capitalised terms used in this letter shall have the same respective meanings as defined in the 1Q Results Announcement unless the context otherwise required.

The unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non-controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the three months ended 31 March 2025 (the “Estimate”) contained in the 1Q Results Announcement represents a profit forecast under Rule 10 of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). The Estimate constitutes profit forecast under Rule 10 of the Takeovers Code and must be reported on by the financial adviser and the auditors or consultant accountants. This report is issued in compliance with the requirements under Rule 10.4 and Note 1(c) of the Notes to Rules 10.1 and 10.2 of the Takeovers Code.

We have reviewed and discussed with you and the senior management of the Company the bases upon which the Estimate was prepared (no assumption was involved in the making of the Estimate as it relates to a period already ended), which was provided by you as the Directors which you are solely responsible for, based on the unaudited consolidated results of the Group for the three months ended 31 March 2025, as shown in the management accounts of the Group for the same period. These management accounts have not been audited or reviewed by the Company’s auditor, PricewaterhouseCoopers.

In respect of the accounting policies and calculations concerned, upon which the Estimate has been made, we have considered the report as contained in Schedule 2 to the 1Q Results Announcement addressed to the Board from PricewaterhouseCoopers, being the reporting accountants of the Company. PricewaterhouseCoopers is of the opinion that, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the directors as set out in the section headed “Basis of Preparation” of the 1Q Results Announcement, and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2024.

Having considered the above, we are of the opinion that the Estimate has been made with due care and consideration.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director

18 July 2025

The Board of Directors

OneConnect Financial Technology Co., Ltd.

21/24F, Ping An Finance Center

No. 5033 Yitian Road

Futian District, Shenzhen

Guangdong, PRC

Dear Sirs,

Reference is made to the initial draft of the Scheme Document as exhibited to the Schedule 13E-3 dated 18 July 2025 (the “Initial Draft Scheme Document”) jointly issued by Bo Yu Limited and OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries, the “Group”). Capitalised terms used in this letter shall have the same respective meanings as defined in the Initial Draft Scheme Document unless the context otherwise required.

The following items represent profit forecast under Rule 10 of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”):

(i)	The unaudited gross profit, operating loss, loss arising from each of continuing operations and discontinued operations attributable to owners of the Company and non-controlling interests, loss per share and loss per ADS for loss attributable to owners of the Company (basic and diluted), loss per share and loss per ADS for loss from continuing operations attributable to owners of the Company (basis and diluted), loss before income tax, loss for the period attributable to owners of the Company and non-controlling interests, other comprehensive loss for the period (net of tax) and total comprehensive loss for the three months ended 31 March 2024 and 2025 as mentioned in the section headed “1. FINANCIAL SUMMARY OF THE GROUP” of Appendix I to the Initial Draft Scheme Document.

(ii)	(a) The gross profit from continuing operations, profit from discontinued operations attributable to owners of the Company and profit attributable to owners of the Company for five months ended 31 May 2024; and (b) the gross profit from continuing operations and loss attributable to owners of the Company for five months ended 31 May 2025, as mentioned in the section headed “4. MATERIAL CHANGE” of Appendix I to the Initial Draft Scheme Document.

((i) & (ii) collectively, the “Estimates”)

The Estimates constitute profit forecast under Rule 10 of the Takeovers Code and must be reported on by the financial adviser and the auditors or consultant accountants. This report is issued in compliance with the requirements under Rule 10.4 and Note 1(c) of the Notes to Rules 10.1 and 10.2 of the Takeovers Code.

We have reviewed and discussed with you and the senior management of the Company the bases upon which the Estimates were prepared (no assumption was involved in the making of the Estimates as it relates to periods already ended), which was provided by you as the Directors which you are solely responsible for, based on the unaudited consolidated results of the Group for (i) the three months ended 31 March 2024 and 2025; and (ii) the five months ended 31 May 2024 and 2025, as shown in the management accounts of the Group for the same period. These management accounts have not been audited or reviewed by the Company’s auditor, PricewaterhouseCoopers.

In respect of the accounting policies and calculations concerned, upon which the Estimates have been made, we have considered the reports as contained in Appendix IV to the Initial Draft Scheme Document addressed to the Board from PricewaterhouseCoopers, being the auditor of the Company. PricewaterhouseCoopers is of the opinion that, so far as the accounting policies and calculations are concerned, the Estimates have been properly compiled in accordance with the bases adopted by the directors and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2024.

Having considered the above, we are of the opinion that the Estimates have been made with due care and consideration.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director